FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant

in connection with Rule 12g3-2(b):   N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the National Securities Commission, dated July 31, 2008, regarding the preliminary non-consolidated results of YPF S.A. for the period ended on June 30th, 2008

TRANSLATION

Item 1

Buenos Aires, July 31, 2007

Messrs.

National Securities Commission of Argentina

Ref.: Preliminary Results as of June 30th, 2008

Dear Sirs,

This letter is to inform you about the preliminary non-consolidated results of YPF S.A. for the period ended on June 30th, 2008 to be considered by the Board of Directors in their next meeting and whose revision by the External Auditor is still pending.

Million pesos
(Prevailing exchange rate Ps. 3.025 = US$ 1)

Sales	15,161

Operating Income	3,269

Net income for the period	2,254

Yours sincerely,

For YPF S.A.

IGNACIO C. MORAN Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 1, 2008	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer